January 21, 2016

VIA EDGAR

Mr. Michael Clampitt
Attorney-Advisor
Securities and Exchange Commission
Officer of Financial Services
100 F Street, N.E.
Washington, D.C. 20549

Re: Grupo Supervielle S.A. –
Registration Statement on Form F-1; File No. 333 - 208880

Dear Mr. Clampitt:

On behalf of our client, Grupo Supervielle S.A. (the “Issuer”), we hereby acknowledge receipt of the comment letter, dated December 31, 2015 (the “Comment Letter”), from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the draft registration statement submitted on December 15, 2015 (the “December 15 Submission”). The Issuer submits this letter in response to the Comment Letter. For ease of reference, the Staff’s comment in bold-face type has been reproduced below, followed by the Issuer’s response. The Issuer has updated and revised the December 15 Submission in the registration statement on Form F-1 (File No. 333 – 208880) publicly filed with the Commission on January 6, 2016 (the “Amended Registration Statement”). The Amended Registration Statement includes amendments made in response to the Comment Letter and certain other information and data to reflect new developments since the December 15 Submission as well as generally to update the registration statement.

Capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Amended Registration Statement.

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RESPONSES TO STAFF COMMENTS

General

1.	We note your revision on page 14 that the “allocation of shares between the international offering and the Argentine offering will be made at the time of pricing.” Please delete this disclosure or explain to us how you intend to comply with Rule 430A. Please also revise your cover page to state, if true, that this prospectus relates only to your “international offering” of ADSs in the United States and other countries outside of Argentina. In addition, revise the cover page to disclose the actual number of ADSs to be sold by the Company and by selling shareholders in a pre-effective amendment.

Response: The Issuer intends to register all Class B shares being offered in the global offering. We respectfully submit that the prospectus will comply with Rule 430A by disclosing the total number of Class B shares offered in the global offering, which may be represented by American depositary shares when offered in the United States and other countries outside of Argentina. We believe that the allocation of the total number of registered Class B shares among the offering in Argentina and the offering in the United States and other countries outside of Argentina constitutes information relating to the underwriting arrangements that can be omitted pursuant to Rule 430A.

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The Issuer acknowledges the Staff’s response protocol as well as the other matters set forth in the Comment Letter. The Issuer will furnish a letter at the time it requests acceleration of the effective date of the Amended Registration Statement acknowledging the statements set forth in the Comment Letter.

The Issuer appreciates the Staff’s assistance in reviewing this response letter and the Amended Registration Statement.

Please acknowledge receipt of this letter by stamping the enclosed copy and returning it to our messenger.

[Signature page follows]

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If you have any questions concerning the above responses, please do not hesitate to contact the undersigned at (212) 225-2208.

Sincerely,

/s/ Andres de la Cruz
Andrés de la Cruz

cc:	Christopher Dunham Michael Clampitt Securities and Exchange Commission

Julio Patricio Supervielle
Grupo Supervielle S.A.

Andrés de la Cruz
Cleary Gottlieb Steen & Hamilton LLP

Nicholas A. Kronfeld
Davis Polk & Wardwell LLP

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